Exhibit 21.1

Company Name	Percentage Owned	Jurisdiction of Incorporation

Dragon Lead Group Limited	100% by Kingold Jewelry, Inc.	BVI corporation

Wuhan Vogue-Show Jewelry Co., Ltd.	100% by Dragon Lead Group Limited	People’s Republic of China

Wuhan Kingold Jewelry Company Limited	100% contractual interests owned by Wuhan Vogue-Show Jewelry Co., Ltd.	People’s Republic of China